Polymet Mining Corp.
Consolidated Balance Sheet
As at April 30, 2003 and January 31, 2003
(prepared by Management)
US Funds
						April			January
						30,2003			31,2003
					Unaudited			Audited
Assets
Current Assets
Cash and shortterm deposits	$59,461			$3,187
Accounts receivable			6,403			6,216
Prepaid expenses			949				-

						66,813			9,403

INVESTMENTS				253				253

CAPITAL ASSETS				-				41,971

						$67,066			$51,627

CURRENTLIABILITIES
Accounts payable and
Accrued liabilities			$45,896			$63,878
Due to related parties		37,500			18,750

						27,095			82,628

Continued Operations - Note 1

SHAREHOLDERS' EQUITY

CAPITAL STOCK
2003			2003
Shares
for
cash	33,659,786		31,755,026		14,196,954	 14,129,447
Shares
for
property	902,500		902,500	54,003		54,003

34,562,286		32,657,526

DEFICIT					(14,267,289)   (14,214,451)
						16,332		31,001

						$67,006		$51,627

APPROVED BY THE DIRECTORS

/S/ WILLIAM MURRAY		/S/	TERRANCE O'KANE

Polymet Mining Corp.
Consolidated Statement of Loss and Deficit
For the quarters ended April 30, 2003 and 2002
(Prepared by Management - Unaudited)
US Funds

							April 30		April 30
2003 2002
GENERAL AND ADMINISTRATIVE
EXPENSE

Administrative Wages				$-			$66,548
Office and telephone				1,717		13,501
Investor relations and financing	-			160
Rent							1,066		12,215
Interest and other income net		42			14,712
Professional fees				5,653		757
Transfer agent and filing fees		2,982		922
Shareholders' information			-			1099
Amortization					-			2,605
Travel and automotive			228			5,176
Foreign exchange				37,607		-
Licenses dues and taxes			-			1,882

							49,295		119,037
Other Expenses (Income)
Loss (gain) on sale of
Marketable securities			-			(6,864)
Exploration costs				155			14,511
Loss (gain) on disposal
Of assets						3,389		(1,000)

Net loss for the period			52,839		125,684

Deficit beginning of period	14,214,451		13,542,772

Deficit end of period		14,267,290		13,668,456

Loss per share				$ (0.00)		$(0.00)

Weighted average number
Of shares				34,42,386		32,657,526



Polymet Mining Corp.
Consolidated Statement of Cash Flows
For the quarters ended April 30, 2003 and 2002
(Prepared by Management - Unaudited)
US Funds

							April 30		April 30
2003 2002

CASH PROVIDED FROM (USED) FOR
OPERATING ACTIVITIES
Loss for the period				$(52,839)		$(125,864)
Adjustments to reconcile loss
To net cash
Loss (gain) on sale of
Marketable securities			-			(6,864)
Write down of investments
To market value					-			(1,000)
Write off capital assets			38,582		-
Amortization					-			2,065

Changes in current assets
And liabilities
Accounts receivable				(187)		1,103
Prepaid expenses				(949)		17,362
Accounts payable				(17,980)		(35,950)
Due to related parties			18,750		-

Net cash used in operating
Activities						(11,233)		(148,968)

FINANCING ACTIVITIES
Share Capital for cash			67,507		-

							67,507		-
INVESTING ACTIVITIES
Costs to cash amortization		-			429
Proceeds on sale of capital
Assets						-			1000
Proceeds from disposal of
Investments					-			6,864

- 8,293
NET INCREASE(DECREASE) IN CASH		56,274		(140,675)

CASH POSITION BEGINNING
OF PERIOD					3,187		322,608

CASH POSITION END OF
PERIOD					$59,461		$181,933


PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

April 30, 2003

U.S. Funds - Unaudited


1.	Basis of Presentation

These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended January 31, 2003, and should be read in conjunction with the audited financial statements.

2.	Change in Accounting Policy

During fiscal year 2003, the Company changed is accounting policy with respect to accounting for exploration expenditures.
In 2002 and prior periods, acquisition and exploration expenditures were capitalized to mineral properties. Under the new policy, exploration expenditures (including lease/option payments) are expensed while acquisition expenditures continue to be capitalized.

3.	Significant Accounting Policies

a)	Consolidation
These consolidated financial statements include the accounts Of the Company and its wholly owned subsidiaries, PolyMet Mining, Inc. and Fleck Minerals, Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A.
to hold the NorthMet Lease

b)	Mineral Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs net of recoveries are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned or written down to nominal value as a result of no significant current exploration or development programs.
 Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's title to the mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.


PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

April 30, 2003

U.S. Funds - Unaudited



3.	Significant Accounting Policies - Continued

c)	Amortization

The Company provides for amortization of its capital assets as follows:

Furniture and equipment - Straight-line over 5 - 10 years
Computers - Straight-line over 5 years
Automotive - Straight-line over 3 years
Leasehold improvements - Straight-line over 3 years
Buildings - Straight-line over 25 years

d)	Investments

The Company carries its investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

e)	Loss Per Share

Basic loss-per-share computations are based on the weighted average number of shares outstanding during the year.
Fully-diluted loss per share is not presented due to its anti-dilutive effect.

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company's Canadian operations are translated into U.S.
dollars
as follows:

-Monetary assets and liabilities at period-end rates, -All other assets and liabilities at historical rates, and -Revenue and expense items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

g)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.


PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

April 30, 2003

U.S. Funds - UnAudited


3.	Significant Accounting Policies - Continued

h)	Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

i)	Share Capital

i)	The proceeds from the exercise of stock options,
warrants
 and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)	Share capital issued for non-monetary consideration is
recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

		iii)The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V").
Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has elected not to use the fair value method of accounting for stock options granted to employees but continues to apply the same policy as in prior years. Any consideration paid upon exercise of the stock options is credited to share capital. When the fair value based method of accounting is not used for stock-based transactions with employees pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted must be reported. Fair value based method of accounting must be applied to all stock options granted to non-employees.


j)	Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and investments approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Share Capital

a) Authorized:

The authorized share capital of the Company consists of 1,000,000,000 common shares without par value.


PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

April 30, 2003

U.S. Funds - Unaudited


4.	Share Capital (cont.)


b) Issued - Common Shares
							Number
							Of Shares	Amount
Balance - January 31, 2003 	32,657,526 $14,183,450

Issued during the period		1,904,760		67,507

Balance - April 30, 2003		34,562,286	$   14,250,957

	c)	Common shares reserved

i) Options

As at April 30, 2003, the Company had reserved a total of 1,851, 052 common shares related to director and employee/contractor options:

Expiry Date				Exercise Price	Number
7 May 2003* (Director)		$0.25		291,052
7 July 2005 * (Director)		$0.25		150,000
19 July 2005 (Contractor) 	$1.00		35,000
1 November 2005 (Contractor)	$0.54		225,000
20 December 2005 (Directors)	$0.25		350,000
17 January 2006 (Directors)	$0.25		150,000
13 July 2006* (Director)		$0.46		150,000
7 January 2007 (Director)		$0.08		500,000
									1,851,052

*On 5 May 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to 17 March 2007, subject to regulatory approval. As at April 30, 2003, all options had vested and were exercisable.

ii) Share purchase warrant

				Per Common
				Share				Common
				Exercise		Warrants	Share
				Price (CDN)	Outstanding Entitlement

Nov 16/06 (i)		$0.17	3,428,923		3,428,923
Mar 27/03 (ii)		$0.0525	1,904,760		1,904,760
							5,333,683		5,333,683



PolyMet Mining Corp.
An Exploration Stage Company

Notes to Consolidated Financial Statements

April 30, 2003

U.S. Funds - Unaudited



4.	Share Capital (cont.)

(i) Exercise price in first year - $0.17; in second year -
$0.18; in third through fifth years - $0.20.
(ii) Exercise price in the first year - $0.10.


5.	Related party transactions

The following is a summary of related party transactions and balances for the period ended April 30, 2003.

As at April 30 2003, $37,500 was due to a director for funds advanced to the Company.

6.	Subsequent Events

On 5 May 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to 17 March 2007, subject to regulatory approval.




POLYMET MINING CORP	SUPPLEMENTARY INFORMATION
SCHEDULE "B"		for the period ended April, 2003
QUARTERLY REPORT
US FUNDS (unless otherwise indicated)

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS

Direct costs

Camp & General	       			155
Costs for period     			$155
Amount Expensed to Exploration		(155)

Balance Minerals Property at
beginning of period				$ -

Balance at end of period        $ -

2.	RELATED PARTY TRANSACTIONS

During the quarter funds in the amount of $18,750 ($18,750
January 2003) were advanced by one of the Company's directors. Total amount due to the director as at April 30, 2003 was
$37,500.

3.SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING
 THE PERIOD

	Securities issued:

The Company arranged a private placement of 1,904,760 units at CDN $0.0525 per unit for cash in the amount of $67,507.
Each unit consists of one warrant to purchase one share at CDN $0.10 for one year. Two directors subscribed for 190,476 units

Options granted:

	None.

4.	SUMMARY OF SECURITIES AS AT THE END OF THE
REPORTING PERIOD

a)	Authorized Share Capital
	1,000,000,000 Common Shares without par value.
b)	Number and Recorded Value for shares Issued and
 Outstanding

34,562,286 common shares at a recorded value of $14,250,957

c)Summary of options, warrants and convertible securities outstanding:

Security		Number of
			shares	Price		Expiration
								date
Options		291,052	Cdn$.25	5/7/03
Options		150,000	Cdn$.25	7/7/05
Options		35,000	Cdn$1.00	7/19/05
Options		225,000  Cdn$0.54	11/1/05
Options		350,000 Cdn$0.25	12/20/05
Options		150,000 Cdn$0.25	1/17/06
Options		150,000 Cdn$.46		7/13/06
Options		500,000 Cdn$.08		1/7/2007




4.	SUMMARY OF SECURITIES AS AT THE END OF THE
REPORTING PERIOD (cont.)


Warrants
3,428,923	    	 Cdn$.18		11/16/06
1,904,760		Cdn.$.0525		3/27/04

c) Shares in escrow or subject to pooling:NONE


5.	LIST OF DIRECTORS AND OFFICERS

Directors				Officers
William Murray			William Murray, President
P. Terry O'Kane			P. Terry O'Kane, Chief
					Financial Officer
George Molyviatis		Graham Scott, Secretary





1.	DESCRIPTION OF BUSINESS

Polymet Mining Corp. is in the mineral exploration business.

As at April 30, 2003 Company's properties and/or joint ventures consisted of the:

1. NorthMet, Minnesota, U.S.A. Lease, wherein 1989, the
Company entered into a 20 year lease agreement with USX
Corporation on certain lands in St. Louis, Minnesota. The
terms of the lease include annual lease payments of
1,675,000 which are considered advance royalty payments
ranging from 3%
to 5% based on net smelter return received by the Company.
 The Agreement requires annual lease payments of $75,000
from January 4, 2003 to 2005. To date a pre-feasibility
study was completed on the project and approved by
regulatory authorities
in July 2002.   The Company is actively seeking to identify
potential joint venture partners and financing to complete the final feasibility study (bankable document) and development of the NorthMet Project;

2. Mesabi Joint Venture, Minnesota, U.S.A., dated
August 8, 2000 between the Company and North Mining Inc. to jointly acquire, explore and develop certain properties in the area of interest of the NorthMet property. North was required to contribute $90,000 and the Company $60,000. As at January 31, 2003, contributions were reduced to $9,000 and $6,000 respectively. During the quarter ended no funds by either party were advanced; and

3.Marathon Property, located in Ontario Canada wherein the Company granted on November 6, 2000, a third party an option to acquire a 50% working interest in certain leased mineral properties. To earn the 50% interest the optionee must incur exploration expenditures totalling, Cdn$5.5 Million by October
31, 2004.  To date Cdn $1Million has been expended.


2.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Polymet realized a net loss $52,839 ($0.0 per share) as at the Company's quarter ended April 30, 2003. Polymet's general and administrative costs for the quarter were $49,295. The largest components of this were professional fees of $5,653, transfer agent fees and filing fees of 2,982 and foreign exchange losses of $37,607.

Exploration costs for the quarter ended were camp and general expenses of $155 for NorthMet Minnesota U.S.A.

The Company's Mesabi Joint Venture with North continued to remain inactive for the quarter ended April 30, 2003.

Transactions with Related Parties

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

As at April 30 2003, $37,500 was due to a director for funds advanced to the Company.



3.	SUBSEQUENT EVENTS


On 5 May 2003, consent resolutions were approved to re-price the 541,052 previously granted options from CDN $0.25 to CDN $0.10 per share and to amend the expiry date to 17
March 2007, subject to regulatory approval.

4.	FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the quarter ended April 30, 2003, the Company completed a private placement for 1,904,760 units at price of $0.0525 for total proceeds of Cdn $99,999. Proceeds from this financing were utilized for lease payment commitments, to initiate a new technical programme and for administrative requirements. The Company continues to believe that equity financing, similar to prior financings, would be very dilutive at current share prices, however considering metals market prices and difficulty in identifying suitable JV candidates, this may be our only short-term option.

5.	LIQUIDITY AND SOLVENCY

At April 30, 2003, Polymet had a working capital deficiency of $16,585. Additional funding is required to meet Polymet's property payment commitments and administrative requirements.
The Company anticipates completing additional equity financings to meet this obligations as it appears to be its only short term option at this time. The future of the Company is dependant on its ability to fund a bankable feasibility study by joint venturing the NorthMet property or completing a large equity financing. Although metal prices, in particular gold, have risen over the last year, raising funds by the sale of shares is still somewhat difficult in the junior resource markets